EXHIBIT 12.1

PILGRIM'S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	SIX MONTHS ENDED
	April 2, 2005	April 3, 2004
	(26 Weeks)	(27 Weeks)
EARNINGS:

Income before income taxes	$170,502	$65,152

Add: Total fixed charges	31,460	32,586

Less: Interest Capitalized	1,548	822

Total Earnings	$200,414	$96,916

FIXED CHARGES:

Interest expense	$25,368	$27,945

Portion of rental expense representative of the interest factor	6,092	4,641

Total fixed charges	$31,460	$32,586

Ratio of earnings to fixed charges	6.37	2.97